CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Floating Rate Notes Due 2027	$100,000,000	$11,590.00

PROSPECTUS Dated February 16, 2016 PROSPECTUS SUPPLEMENT Dated January 11, 2017	Pricing Supplement No. 1,398 to Registration Statement No. 333-200365 Dated March 6, 2017 Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES I

Floating Rate Senior Notes Due 2027

We, Morgan Stanley, are offering the notes described below on a global basis. We may not redeem the Global Medium-Term Notes, Series I, Floating Rate Senior Notes Due 2027 (the “notes”) prior to the maturity thereof.

We describe the basic features of the notes in the section of the accompanying prospectus supplement called “Description of Notes” and in the section of the accompanying prospectus called “Description of Debt Securities—Floating Rate Debt Securities,” in each case subject to and as modified by the provisions described below.

The notes will not be listed on any securities exchange.

We describe how interest on the notes is calculated, accrued and paid, including the adjustment of scheduled interest payment dates for business days (except at maturity), under “Description of Debt Securities—Floating Rate Debt Securities” in the accompanying prospectus.

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement and prospectus, as applicable.

Investing in the notes involves risks. See “Risk Factors” beginning on page 7 of the accompanying prospectus.

The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public	Agent’s Commissions	Proceeds to Company
Per note	$1,000.00	$4.50	$995.50
Total	$100,000,000	$450,000	$99,550,000

MORGAN STANLEY

Principal Amount:	$100,000,000
Maturity Date:	March 9, 2027
Settlement Date (Original Issue Date):	March 9, 2017 (T+3)
Interest Accrual Date:	March 9, 2017
Issue Price:	100%
Specified Currency:	U.S. dollars (“$”)
Redemption Percentage at Maturity:	100%
Base Rate:	LIBOR
Spread (Plus or Minus):	Plus 1.32%
Index Maturity:	3 months
Index Currency:	U.S. dollars
Initial Interest Rate:	The base rate plus 1.32% (to be determined by the Calculation Agent on the second London banking day prior to the Original Issue Date)
Interest Payment Dates:	Each March 9, June 9, September 9 and December 9, commencing June 9, 2017
Interest Payment Period:	Quarterly
Interest Reset Dates:	Each Interest Payment Date
Interest Reset Period:	Quarterly
Interest Determination Dates:	The second London banking day prior to each Interest Reset Date
Reporting Service:	Reuters (Page LIBOR01)
Business Day:	New York
Calculation Agent:	The Bank of New York Mellon (as successor to JPMorgan Chase Bank, N.A. (formerly known as JPMorgan Chase Bank))
Minimum Denominations:	$1,000 and integral multiples of $1,000 in excess thereof
CUSIP:	61744YAF5
ISIN:	US61744YAF51
Other Provisions:	None

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

On March 6, 2017, we agreed to sell to Morgan Stanley & Co. LLC, and it agreed to purchase, the principal amount of notes set forth on the cover of this pricing supplement at a net price of 99.55%, which we refer to as the “purchase price” for the notes. The purchase price for the notes equals the stated issue price of 100% less a combined management and underwriting commission of 0.45% of the principal amount of the notes.

Morgan Stanley & Co. LLC is our wholly-owned subsidiary. This offering will be conducted in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. In accordance with Rule 5121 of FINRA, Morgan Stanley & Co. LLC may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special counsel to Morgan Stanley, when the notes offered by this pricing supplement have been executed and issued by Morgan Stanley, authenticated by the trustee pursuant to the Senior Debt Indenture (as defined in the accompanying prospectus) and delivered against payment as contemplated herein, such notes will be valid and binding obligations of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Debt Indenture and its authentication of the notes and the validity, binding nature and enforceability of the Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated January 11, 2017, which is Exhibit 5.1 to the Form 8-K filed by Morgan Stanley on January 11, 2017.

PS-2